[JONES DAY LETTERHEAD]

April 11, 2017

BY EDGAR

H. Roger Schwall
Assistant Director, Office of Natural Resources
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:                          FTS International, Inc.
Amendment 1 to Registration Statement on Form S-1
Filed February 28, 2017
File No. 333-215998

Ladies and Gentlemen:

FTS International, Inc. (the “Company”) today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-1 (Registration No. 333-215998) (as amended, the “Registration Statement”).  On behalf of the Company, we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in the letters dated March 17, 2017 and April 7, 2017.  For ease of reference, the text of each Staff comment in each letter are included in bold-face type below under the heading related to the letter, followed in each case by the Company’s response.  The comment number for each comment corresponds to the number given to that comment in the letter in which it appears.  The Company previously responded to comments 2 and 3 contained in the letter from the Staff dated March 17, 2017 in a supplemental response letter dated March 27, 2017. Except as otherwise provided, page references included in the body of the Company’s responses are to the Registration Statement.

LETTER DATED MARCH 17, 2017

Selected Financial Data, page 42

1.                                      Please revise your tabulation to specify the amount of DD&A that is applicable to but which has been excluded from your costs of revenue measures for each period.

Response:  The Company acknowledges the Staff’s comment and has revised pages 12-13 and 42-43 to specify the amount of depreciation, depletion and amortization that is applicable to, but has been excluded from, costs of revenue.

Management, page 75

Board of Directors, page 77

4.                                      We note that your board currently consists of five directors. However, your discussion of your intended board classification system appears to indicate that you will have at least six directors upon consummation of this offering, and we note your disclosure that you are actively searching for additional directors. Please indicate the number of directors that you intend to have upon consummation of this offering. Also, if you have identified any new directors, provide the information about such nominees pursuant to Item 401 of Regulation S-K.

Response:  The Company acknowledges the Staff’s comment and has revised pages 77 and 80 to indicate that the board of directors will be expanded to six directors and Mr. Michael J. Doss, the Company’s Chief Executive Officer, will become a director upon effectiveness of the registration statement.

Certain Relationships and Related Party Transactions, page 92

Investors’ Rights Agreements, page 92

5.                                      You state that upon completion of this offering you will enter into an investors’ rights agreement with Senja Capital Ltd. (“Senja”) and Hampton Asset Holding Ltd. (“Hampton”) which will provide Senja and Hampton with the ability to nominate one director so long as they collectively own at least 5% of your then-outstanding shares of capital stock. Please reveal the basis on which Hampton is a related person, its relationship with you, and provide any other information regarding Hampton in the context of this investors’ rights agreement that may be material for investors. See Item 404(a) of Regulation S-K for guidance. Additionally, if Hampton is a major stockholder, please provide the disclosure required by Item 403(a) of Regulation S-K and include it among your listed major stockholders throughout your filing.

Response:  The Company acknowledges the Staff’s comment and has revised pages 96 and 98-99 to include additional disclosure about Hampton Asset Holding Ltd.

Exhibits and Financial Statements, page II-4

6.                                      Please file all required exhibits, such as your legal opinion, investors’ rights agreements and registration rights agreement, in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement. See Item 601 of Regulation S-K.

Response:  The Company acknowledges the Staff’s comment and undertakes to file all required exhibits in a timely manner prior to effectiveness.

LETTER DATED APRIL 7, 2017

General

1.                                      We note that you have provided a response to prior comments 2 and 3 in our letter dated March 17, 2017 and understand that you will respond to the other four comments in that letter along with your response to this letter. We will continue our review of the issues raised in those other comments once we receive your written response.

Response:  The Company acknowledges the Staff’s comment and has provided responses to comments 1, 4, 5 and 6 in the letter from the Staff dated March 17, 2017 above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Results of Operations, page 46

2.             We have read your response to prior comments 2 and 3, regarding your various fracturing stage metrics. We note you have elected to remove revenue per fracturing stage rather than disclose cost of revenue per fracturing stage, although you propose a narrative to address the adverse trend of such costs exceeding revenues. You explain that you began extending price concessions to customers in 2015 in response to the curtailment of drilling activities by customers precipitated by the decline in market prices for oil and gas, which led to an oversupply of service providers.

This disclosure appears to describe generally a period of excess capacity among service providers due to lower demand for services. However, you have retained disclosure along with the average stages per fleet tabulations, explaining that you increased this metric over the past two years by 28%, generally indicating you are operating with higher levels of utilization, and thereby less excess capacity.

We continue to believe that you should address utilization and capacity along with your disclosures about changes in average stages per fleet, and the circumstances under which you have extended price concessions to customers. Given your response, indicating you may operate fleets on either a 12 or 24 hour basis, it appears that capacity would be based on a 24 hour day for all fleets, whether or not deployed; and that any measure of utilization would also reveal excess capacity.

Please also disclose the number of fleets and their status for each period, taking into consideration any variations in status, and explain the circumstances under which any fleets are not available for deployment or which otherwise limit utilization.

Response:  The Company acknowledges the Staff’s comment and has reviewed its disclosures related to capacity and utilization throughout the Registration Statement. After this review, the Company has revised its disclosures as described below to provide additional detail.

The Company measures  the overall capacity of its service equipment based on the total number of fleets that the Company owns, which includes both active fleets and idle fleets. The Company activates or deactivates a fleet in response to increases or decreases in customer demand for its services. The Company has added disclosure on page 46 to include the total number of fleets owned during each period and the average number of active fleets during the same period to provide the relative portion of its total capacity that is operating during the period.

The Company monitors the number of stages performed per active fleet as an important measure of the utilization of its active assets. The average stages per fleet tabulation on page 2 was intended to illustrate the Company’s improved utilization of its active fleets over these time periods, and not to illustrate the utilization of its total capacity of both active and inactive fleets. The Company has therefore revised the heading of the tabulation on page 2 to “Average Stages Per Active Fleet Per Quarter” from “Average Stages Per Fleet Per Quarter.” The Company has also revised page 2 to provide additional detail for related narrative discussion of this metric and added a cross-reference to the revised disclosure of the total number of fleets owned by the average number of fleets active. The paragraph on page (ii) under the heading “Comparability of Operating and Statistical Metrics” clarifies that the Company uses “stages per fleet” as an operating metric to describe the stages fractured per active fleet during a given time period.  The Company has also revised all references of “stages per fleet” to “stages per active fleet” on pages (ii), 2, 57, 58 and 59.

One aspect of the Company’s operating strategy during the industry downturn was to reduce its number of active fleets, which generated savings of some relatively fixed costs of operating a fleet such as labor and maintenance costs. The Company focused on its ability to operate its active fleets for as many days as possible and limit the downtime of its active fleets to maximize the number of stages it could complete with its active fleets. The result of the Company’s efforts is reflected in the average stages per active fleet tabulation on page 2. The Company has also revised its disclosures on pages 46 and 47 to add discussion of its actions to reduce its active fleets in response to the industry downturn and the increase in the number of stages completed per average active fleet.

The Company has revised page 46 to provide more detail regarding the circumstances under which it extended price concessions to customers beginning in the first quarter of 2015.

The Company has revised page 47 to describe the circumstances under which inactive fleets are not available for deployment at the reporting date and its ability to reactivate these fleets.

Additionally, the Company has revised page 66 to add further detail about its ability to reactivate the inactive fleets.

* * * * * * *

Sincerely,
/s/ Charles T. Haag
Charles T. Haag

cc:	Michael J. Doss, Chief Executive Officer, FTS International, Inc.
Lance Turner, Chief Financial Officer, FTS International, Inc.
Larry D. Cannon, Chief Administrative Officer, General Counsel, Chief
Compliance Officer and Corporate Secretary, FTS International, Inc.
Merritt S. Johnson, Partner, Shearman & Sterling LLP